United States securities and exchange commission logo





                            April 1, 2021

       William Enright
       Chief Executive Officer
       Vaccitech Limited
       The Schr  dinger Building
       Heatley Road
       The Oxford Science Park
       Oxford OX4 4GE
       United Kingdom

                                                        Re: Vaccitech Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted March 23,
2021
                                                            CIK No. 0001828185

       Dear Mr. Enright:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1 submitted March 23, 2021

       Prospectus Summary
       Overview, page 3

   1. We note your disclosure related to the jurisdictions where conditional marketing and emergency use
authorizations have been granted for AZD1222, the COVID-19 vaccine you co-invented that is
licensed to AstraZeneca UK Limited. In the interests of balanced disclosure, please
expand here and elsewhere to identify any jurisdictions that have suspended or reversed
plans to authorize the vaccine and discuss the reasons for such
 William Enright
Vaccitech Limited
April 1, 2021
Page 2
      decisions. In this regard we note your risk factor disclosure regarding thromboembolic events, as well as public reports related to the vaccine's efficacy against certain variants and AstraZeneca's statements modifying its reported efficacy rate. Managements Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Options Granted, page 111

2. Please update your disclosures to also include the weighted average exercise price and fair value of the options issued to date in fiscal 2021. We note that you issued options in
      February 2021.
3. We also noted that the exercise price for certain options is presented in dollars and others are in pounds sterling. Please advise.
       You may contact Julie Sherman at 202-551-3640 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                              Sincerely,
FirstName LastNameWilliam Enright
                                                              Division of
Corporation Finance
Comapany NameVaccitech Limited
                                                              Office of Life
Sciences
April 1, 2021 Page 2
cc:       Robert E. Puopolo, Esq.
FirstName LastName